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                                                                  EXHIBIT 23(J)

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  We have issued our report dated January 21, 1998, accompanying the combined financial statements of Coran Enterprises, Inc., dba A-1 Rents, and Monterey Bay Equipment Rental, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, on Form S-1 (File No. 333-45605), and to the use of our name as it appears under the caption "Experts." We also consent to the incorporation by reference of such report into any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in order to increase the number of shares being offered pursuant to the offering contemplated by such prospectus.

                                          /s/ Grant Thornton LLP

San Jose, California

February 17, 1998